FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of June 2, 2011

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes     No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains the summary of the resolutions adopted in the Extraordinary General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on June 1, 2011, at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg immediately after the adjournment of the Annual General Meeting of Shareholders of the Company held at 11:00 a.m. (Luxembourg time).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2011

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Summary of the resolutions adopted in the Extraordinary General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on June 1, 2011, at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227, Luxembourg immediately after the adjournment of the Annual General Meeting of Shareholders of the Company held at 11:00 a.m. (Luxembourg time)

1.	Adaptation of the Company’s Articles of Association to the abolishment of the law of July 31, 1929, and the termination of the holding company status thereunder by:

(i)
the amendment of article 1 of the Company’s Articles of Association to read as follows: “Tenaris S.A. is a société anonyme governed by these Articles of Association and by the applicable laws and regulations of the Grand Duchy of Luxembourg”.

(ii)
the amendment to article 2 of the Company’s Articles of Association by replacing its last paragraph with the following: “In general, the Company may carry out any permitted activities which it may deem appropriate or necessary for the accomplishment of its corporate object”.

The Meeting resolved to adapt the Company’s articles of association to the abolishment of the law of July 31, 1929 and the termination of the holding company status thereunder by amending article 1 and article 2 of the Company’s articles of association as set forth in the agenda.

2.
Change of the date of the annual general meeting of shareholders so that it be held on the first Wednesday of May of each year at 11:00 a.m., and consequential amendment to article 15 of the Company’s Articles of Association by replacing its first paragraph with the following: “The annual general meeting shall meet each year in the city of Luxembourg at the place indicated in the notices of meeting on the first Wednesday of May at 11:00 a.m. If such day falls on a legal or banking holiday in Luxembourg, the general shareholders meeting shall be held on the first business day thereafter”.

The Meeting resolved to change the date of the annual general meeting of shareholders of the Company to the first Wednesday of each year by amending article 15 of the Company’s articles of association as set forth in the agenda.